

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Justin Mirro
Chief Executive Officer
Kensington Capital Acquisition Corp.
1400 Old Country Road, Suite 301
Westbury, NY 11590

      **Re:    Kensington Capital Acquisition Corp.**
              **Form S-4**
              **Exhibit Nos. 10.20, 10.21, and 10.23**
              **Filed September 21, 2020**
              **File No. 333-248930**

Dear Mr. Mirro:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                    Sincerely,

                    Division of Corporation Finance